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EXHIBIT 99.1

     Posco is planning to expand No.1 PCM (Picking and Tandem Cold rolling Mill) and to construct No.6 CGL (Continuous Galvanizing Line) at Kwangyang Works.


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

              ITEMS                            NO.6 CGL                            NO.1 PCM
---------------------------------------------------------------------------------------------------
       PRODUCTION CAPACITY               400,000 METRIC TONS                      FULL HARD
                                               PER YEAR                      500,000 METRIC TONS
---------------------------------------------------------------------------------------------------
         TOTAL INVESTMENT                 KRW 189.9 BILLION                   KRW 136.8 BILLION
---------------------------------------------------------------------------------------------------
       CONSTRUCTION PERIOD                   '04.11~'06.6                        '05.3~'06.4
---------------------------------------------------------------------------------------------------
